August 24, 2018

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WillScot Corp
Form 10-K for Fiscal Year Ended December 31, 2017
File No. 001-37552

Dear Mr. Stertzel & Ms. McConnell:

WillScot Corporation (referred to as the “Company”, “we”, “our” or “us”) hereby respectfully submits our responses to the comments issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 1, 2018 regarding our Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the Commission on March 16, 2018 (the “Form 10-K”). For the convenience of the Staff we have repeated in bold type the Staff’s comment immediately prior to our response as set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2017
Consolidated Financial Statements
Note 9 - Goodwill and Intangible Assets, page 83

1.
We note you recorded an impairment charge for all the goodwill allocated to the Modular-Other North America reportable segment in the quarter ended December 31, 2017. Please explain the specific facts and circumstances that resulted in the impairment being recorded in the fourth quarter of 2017 and address the following:

The Company respectfully acknowledges the Staff’s comment and notes that we completed our 2017 annual goodwill impairment test in accordance with ASC 350 as of October 1, 2017, consistent with our accounting policy. In accordance with ASC 350-20-35-30, we also perform a qualitative evaluation during each reporting period to assess whether we believe events or circumstances have changed that would indicate it is more likely than not that a goodwill impairment exists.

The Modular-Other North America segment contains our Canadian reporting unit, which had a goodwill balance as of the beginning of 2017. Historically, as well as in 2017, we engaged a third-party valuation consultant (the “Consultants”) to assist management in completing a quantitative valuation analysis used for our annual impairment test.

A key input into our impairment analysis is our five year business plan, which includes projections for revenue, earnings, cash flow items, capital expenditures, depreciation and used sales cost. These inputs are provided by our management team. The five year business plan is updated at least annually in the fourth quarter as part of our budget process, or more often to support external debt or equity financing transactions. The fourth quarter update to the five year business plan is also used for our annual goodwill and intangibles impairment analysis. In May 2017, we performed an update of our five year business plan outside of the annual timetable to support various financing discussions, including the recapitalization that occurred when the Company (f/k/a Double Eagle Acquisition Corp.) combined with Williams Scotsman International, Inc. on November 29, 2017. As a result of the May 2017 update, there were no downward revisions to the five year projections, and the update was consistent with what was disclosed on page 105 in our Form S-4 registration statement filed on September 6, 2017 for the business combination.

We perform our annual goodwill impairment test as of October 1st, which coincides with the beginning of our annual budgeting process and five year business plan review. During the fourth quarter of 2017, we saw a significant decline in the Canadian business Key Performance Indicators (“KPIs”) and as a result, a decline in our monthly lease revenue. The fourth quarter decline in our monthly lease revenue was driven primarily by a decrease in Average Rental Rate (“ARR”) and Units on Rent (“UOR”) due to competitive pricing pressures and excess capacity in the geographic market as a result of the slowness of recovery in the oil and gas industry. These two KPIs are the main drivers of cash flow and most heavily influence our financial modeling. During the 2018 budgeting and five year business plan process, we evaluated ARR and UOR and adjusted the forecasted view of these KPIs to reflect our recent experience. The decrease in ARR on units being delivered to customers and UOR utilization resulted in a downward revision to our previous forecasts. These revised forecasted KPIs also set the starting point for recurring revenue in the first quarter of 2018 and all future periods, resulting in a reduction in projected undiscounted Adjusted EBITDA over the five year forecasted period of approximately 35%, when compared with the 2016 valuation analysis, and significantly reduced the projected future cash flow expectations used in our annual impairment analysis.

•	Tell us if you performed any interim impairment tests between your 2016 and 2017 annual impairment tests. If you did not, explain why not;

Throughout 2017, we performed our quarterly qualitative evaluations to determine if any impairment indicators existed. Specifically, we considered the Canadian reporting unit’s current and future financial performance, which continued to support the financial projections used in the 2016 annual goodwill impairment test during the first three quarters of 2017.

Our quarterly qualitative goodwill evaluations include our consideration of the relevant events and circumstances outlined in ASC 350-20-35-3C. Additionally, we evaluate the financial performance of our reporting units including their performance against prior year actual results and against the budgeted estimates for the current fiscal year. In 2017, this evaluation considered our most recently completed 2016 annual quantitative impairment test which indicated an excess of C$68.3 million, or 23.9%, of the fair value of the Canadian reporting unit over its carrying value.

In performing this evaluation in the first, second, and third quarters of 2017, the main factors we considered included the following:

–	Macroeconomic conditions (e.g., deterioration in general economy)

–	Industry and market considerations (e.g., deterioration in the environment in which the company operates)

–	Cost factors (e.g., increases in raw materials, labor)

–	Overall financial performance (e.g., negative or declining cash flows)

–	Other relevant entity-specific events (e.g., changes in management or key personnel)

–	Events affecting a reporting unit (e.g., change in composition of net assets, expectation of disposing all or a portion of the reporting unit)

In the first three quarters of 2017, our financial results and our KPIs of ARR and UOR were tracking close to our 2017 budget, 2017 forecast and therefore the 2017 five year business plan for the Canadian reporting unit. In the third quarter, we experienced favorable UOR volume, which offset an unfavorable ARR, resulting in an overall unfavorable variance of actual revenue to what was included in our 2017 budget of C$0.1 million.

For the discounted cash flow model used for the 2016 annual goodwill impairment test, the budgeted 2017 Adjusted EBITDA for the Canadian reporting unit was C$13.4 million. We updated our 2017 forecast at the conclusion of each of the first three quarters of 2017. The annual 2017 forecasted Adjusted EBITDA amounts for the first, second and third quarters, respectively, were all within 6% of the 2017 discounted cash flow expectations used in the 2016 annual goodwill impairment test. Given that our 2016 annual impairment test showed that Canada had significant headroom (C$68.3 million) with an excess of fair value of the reporting unit (C$353.9 million) of 23.9% over its carrying value (C$285.6 million), the evaluations did not indicate it was more-likely-than-not that the fair value of the Canadian reporting unit was less than its carrying value in the first, second or third quarters of 2017. In addition to the above quantitative data, we were not aware of any qualitative factors through the end of the third quarter that would have been indicative of an impairment charge. As a result, we did not perform goodwill interim impairment tests between our 2016 and 2017 annual impairment tests.

•
Explain the timing of the impairment in light of the fact that revenue and adjusted EBITDA for this segment appears to have improved during the six months ended December 31, 2017 relative to the six months ended June 30, 2017 and the fact that revenue and adjusted EBITDA for this segment during the year ended December 31, 2017 appears to have met or exceeded the 2017 projections you provided in your Form S-4; and

In the fourth quarter of 2017, the Modular-Other North America segment recognized a large sale of new units, which totaled approximately C$5 million in revenue and C$1.5 million of Adjusted EBITDA. This sale was included in 2017 total segment revenues of USD$53.7 million and was in excess of our revenue estimate of USD$52.5 million, as included in the projections that we provided in the Form S-4. However, new unit sales earn lower margins than our core leasing business, and as a result, the Adjusted EBITDA contribution from this sale did not result in Adjusted EBITDA in excess of the amount forecasted. The projection of Adjusted EBITDA that was provided in the Form S-4 was USD$13.5 million, as compared to actual reported Adjusted EBITDA of USD$13.1 million for the segment. We were on track to earn the forecasted Adjusted EBITDA through the end of the third quarter. Without the benefit of the large sale in the fourth quarter, Adjusted EBITDA would have been significantly below forecast. As our core business is driven by ongoing rental revenue from our fleet, this sale, while beneficial to the 2017 fourth quarter results, was not expected to be recurring and therefore was excluded from future projections when creating the five year business plan.

•
We note you perform your annual impairment test as of October 1. Tell us when you began your annual test for 2017 and when this test was completed. Tell us what consideration you gave to disclosing this impairment in any periodic or registration statement filed during that time.

We engaged the Consultants on October 20, 2017 to begin preparing the valuations required for our 2017 annual goodwill impairment test and the process was not completed until we received the final valuation report on March 12, 2018. Below are key dates related to our 2017 annual goodwill impairment process.

October 20, 2017 - Consultants engaged.
October 24, 2017 - Initial draft of 2018 Canadian budget available.
November 1, 2017 - Company provided initial draft of the cash flow forecast to the Consultants.
November 9, 2017 - Updated cash flow forecast provided to Consultants, reflecting five year business plan based on revisions made to budget through the normal planning process.
November 16, 2017 - Consultants provided the Company with the initial draft valuation analysis.
December 19, 2017 - Draft impairment analysis discussed with our Audit Committee.
February 16, 2018 - 2018 budget approved by our Board of Directors.
March 12, 2018 - Valuation analysis finalized with Consultants. Annual goodwill test concluded and goodwill was determined to be impaired.

March 16, 2018 - Company files Form 10-K and issues a press release providing a bridge supporting 2018 Adjusted EBITDA guidance and indicating reduced earnings growth expectations in the Modular-Other North America segment.

As set forth on the above timeline of events, we had not concluded that there was an impairment of goodwill until March 12, 2018. Once we concluded that there was an impairment of the Canadian reporting unit’s goodwill, we considered the Instructions to Item 2.06 of Form 8-K and determined there was no filing was required as the conclusion was made in connection with the preparation and audit of financial statements required to be included in our next periodic report due to be filed under the Securities Exchange Act of 1934, as amended, which was expected to filed on a timely basis and contain the relevant disclosures. However, due to the outstanding valuation considerations and the significant historical balances, we included the following risk factor in our registration statement filings, “If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which would negatively impact our operating results.”

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 410-657-3800 or in his absence please contact Sally Shanks at 410-931-6062.

Sincerely,

/s/ Timothy D. Boswell
Timothy D. Boswell
Chief Financial Officer

cc:

Sally J. Shanks, Chief Accounting Officer
Bradley L. Bacon, General Counsel and Corporate Secretary
WillScot Corporation

Jeffrey J. Pellegrino, Partner
Allen & Overy LLP